April 10, 2009

VIA FACSIMILE

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Lauren Nguyen, Esq., Staff Attorney

Re:	AmeriCredit Corp. Amended Form S-3 Shelf Registration Statement, File No. 333-156615 (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, AmeriCredit Corp. (the “Registrant”) hereby respectfully requests the acceleration of the effective date of the above-captioned Registration Statement, which was filed on January 7, 2009, amended by Amendment No. 1 on April 1, 2009 and further amended by Amendment No. 2 on April 9, 2009 (as amended, the “Amended Registration Statement”), such that the Amended Registration Statement becomes effective at 11:00 A.M. on Tuesday, April 14, 2009 or as soon thereafter as practicable.

The Registrant acknowledges that (1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Registrant may not assert declaration of effectiveness of the Registration Statement as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

AMERICREDIT CORP.

By:	/s/ Frank E. Brown III
Name:	Frank E. Brown III
Title:	Vice President, Associate Counsel and Assistant Secretary